KAREN L. DUNFEE	Switchboard: (1) (604) 687-1117
CORPORATE SECRETARY	Direct: (1) (604) 640-5333
Facsimile: (1) (604) 640-5395

February 20, 2007

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs/Mesdames:

RE: Teck Cominco Limited (the “Company”)

We enclose herewith a Current Report on Form 6K comprising the press release of Teck Cominco Limited, dated February 19, 2007.

Yours truly,

TECK COMINCO LIMITED

Per: “Karen L. Dunfee”

(Mrs.) Karen L. Dunfee
Corporate Secretary

KLD/ml
Encl.

EXTERNAL NEWS RELEASE
07-07-TC

For Immediate Release:     February 19, 2007

TECK COMINCO RECEIVES REGULATORY APPROVAL
FOR SHARE BUY-BACK PROGRAM

Vancouver, BC -- Teck Cominco Limited (TSX - TCK.A; TCK.B; NYSE - TCK) has been informed that the Toronto Stock Exchange has accepted its notice of intention to make a normal course issuer bid for its Class B subordinate voting shares. Teck Cominco announced its proposed share buy-back program on February 12, 2007. The buy-back program will commence on February 22, 2007 and will terminate on the earlier of the date on which Teck Cominco has acquired 20 million shares and February 21, 2008. Purchases will be made from time to time at the prevailing market prices of the Class B shares as traded on the Exchange and any Class B shares purchased will be cancelled. The actual number of Class B shares to be purchased and the timing of any such purchases will be determined by Teck Cominco from time to time as market conditions warrant.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

For further information, please contact:

Greg Waller
Vice President, Investor Relations & Strategic Analysis
Teck Cominco Limited
(604) 685-3005
greg.waller@teckcominco.com